                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-1
                                (AMENDMENT NO. 1)
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                 SERACARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                            817473101 (COMMON STOCK)
                     ---------------------------------------
                                 (CUSIP Number)

                            MRS. MONTSERRAT LLOVERAS
                              PROBITAS PHARMA, S.A.
                                  TORRE MAPFRE
                      CALLE DE LA MARINA, 16-18, 26TH FLOOR
                             08005 BARCELONA, SPAIN
                                 +34-93-571-0100

                                 WITH A COPY TO:

                           TOMAS DAGA / RAIMON GRIFOLS
                              OSBORNE CLARKE EUROPE
                         AVDA. DIAGONAL, 477, PLANTA 20
                                 TORRE BARCELONA
                             08036 BARCELONA, SPAIN
                                 +34-93-419-1818

                                 WITH A COPY TO:

                                ARNOLD J. LEVINE
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                  212-969-3000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 25, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)- 1(g), check the following box / /.

       NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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                                  SCHEDULE 13D

-------------------
CUSIP NO. 817473101
-------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Probitas Pharma, S.A. (f/k/a Grupo Grifols, S.A.)
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC, AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     / /

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Spain
--------------------------------------------------------------------------------
 NUMBER OF                 7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     0
  OWNED BY                 -----------------------------------------------------
    EACH                   8     SHARED VOTING POWER
 REPORTING
PERSON WITH                      14,083,669
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 14,083,669
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,083,669
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          HC
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

-------------------
CUSIP NO. 817473101
-------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Instituto Grifols, S.A.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC, AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     / /

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Spain
--------------------------------------------------------------------------------
 NUMBER OF                 7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     0
  OWNED BY                 -----------------------------------------------------
    EACH                   8     SHARED VOTING POWER
 REPORTING
PERSON WITH                      14,083,669
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 14,083,669
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,083,669
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

-------------------
CUSIP NO. 817473101
-------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SI Merger Corp.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC, AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     / /

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, USA
--------------------------------------------------------------------------------
 NUMBER OF                 7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     0
  OWNED BY                 -----------------------------------------------------
    EACH                   8     SHARED VOTING POWER
 REPORTING
PERSON WITH                      14,083,669
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 14,083,669
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,083,669
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D
                             PURSUANT TO RULE 13D-1
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


       This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 20, 2001 by Probitas Pharma, S.A. (f/k/a Grupo Grifols, S.A.) ("Probitas Pharma"), Instituto Grifols, S.A. and SI Merger Corp. (the "Schedule 13D"). This Amendment relates to the common stock, par value $0.001 per share (the
"Common Stock"), of SeraCare, Inc., a Delaware corporation ("SeraCare").
Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D. SeraCare's principal executive office is located at 1925 Century Park East, Suite 1970, Los Angeles, California 90067.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Pursuant to the Merger Agreement, as amended, consideration for the Merger was $6.8513 per share for each share of Common Stock, or approximately $116,500,000 in the aggregate (including payments to holders of options and warrants). Such consideration was paid by Instituto Grifols to a paying agent for distribution to holders of record of Common Stock as of the record date. Instituto Grifols derived such funds from general working capital and affiliated entities.

ITEM 4. PURPOSE OF TRANSACTION

       Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

       On September 25, 2001, Instituto Grifols completed its acquisition of SeraCare and acquired all outstanding shares of Common Stock for $6.8513 per share. While the form of the transaction resulted in the cancellation of all of the Common Stock, for the purpose of this Amendment, all of the Common Stock is deemed owned by Instituto Grifols. As a result of the consummation of the Merger, Instituto Grifols owns 14,083,669 shares of the Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

       On September 12, 2001, the stockholders of SeraCare approved the Merger Agreement, as amended, at a duly held stockholders meeting, and, accordingly, each holder of shares of Common Stock will receive $6.8513 per share of Common Stock. The Merger was consummated and became effective on September 25, 2001. The Voting Agreements, pursuant to which Probitas Pharma, Instituto Grifols and SI Merger Corp. may have been deemed to share beneficial ownership of the Owned Shares,

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terminated as of the Effective Time of the Merger. As a result of the Merger,
Instituto Grifols owns 100% of the outstanding Common Stock and SeraCare has now become a wholly owned subsidiary of Instituto Grifols. SeraCare has filed a Form 15 to deregister the Common Stock under Section 12 of the Exchange Act. Accordingly, this Amendment No. 1 constitutes the final amendment to the
Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.          Description
-----------          -----------

99.1 Agreement, dated September 25, 2001, by and among Probitas Pharma, S.A., Instituto Grifols, S.A. and SI Merger Corp., relating to the filing of a single statement on Schedule 13D.



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                                   SIGNATURES


       After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.


Dated: September 25, 2001


                                      PROBITAS PHARMA, S.A.


                                      By: /s/ Victor Grifols Roura
                                          ----------------------------------
                                          Victor Grifols Roura
                                          Chief Executive Officer


                                      INSTITUTO GRIFOLS, S.A.


                                      By: /s/ Dr. Javier Jorba
                                          ----------------------------------
                                          Dr. Javier Jorba
                                          Chief Executive Officer


                                      SI MERGER CORP.


                                      By: /s/ Victor Grifols Roura
                                          ----------------------------------
                                          Victor Grifols Roura
                                          President